Exhibit 99.1

Sapiens’ Enhanced Digital Solution Empowers Business Users, Accelerates Time to Market and Reduces Costs

Sapiens Journey & Form Composers’ low-code/no-code functionality allows insurers to quickly introduce and easily manage customer journeys and forms

June 30, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the availability of two additional cloud-native components of its DigitalSuite, a dynamic, digital engagement and enablement platform that helps insurers accelerate their digital transformation: Sapiens Journey & Form Composer. Created and designed exclusively for the insurance market by some of the industry’s leading digital experts, Sapiens Journey & Form Composer can be implemented stand-alone, or as part of a full digital enablement program.

Sapiens Journey & Form Composers empower business users to introduce and manage existing journeys and workflows, or plan and create new ones, without having to write code. Simple drag and drop, low-code functionality and a library of widgets and components help insurers accelerate time to market and reduce costs without having to rely on IT resources. The modules are highly intuitive, visual, clear and easy to publish.

“Sapiens provides insurers the tools and capabilities to better serve customers and agents, so they can be more self-sufficient. No matter how quickly the landscape evolves, we enable insurers to improve their journey – unshackled from IT dependencies – in order to react to advancements in innovation,” said Roni Al-Dor, Sapiens president and CEO. “We are very proud to lead the journey for our customers.”

Sapiens Journey Composer enables insurers to digitize their current journeys to enhance every step of the insurance lifecycle for customers and internal users. Sapiens Form Composer digitizes paperwork and forms, enabling insurers to convert traditional PDFs into new digital formats, quickly transforming journeys. Together they can enhance current customer journeys but also create new journeys in new sectors or for new lines of insurance. The modules provide insurers with the tools to configure and deploy new products faster, easily add data sources and remove costly IT resources to truly own the process of intuitive journey management and creation.

Sapiens DigitalSuite’s modular, cloud-native components can be integrated with insurers’ existing technology landscape to create new, digitally native journeys, to redefine the customer experience by utilizing new technologies, or to cater to new lines of business. Sapiens DigitalSuite enables a quick entrance into new markets, with open architecture and seamless integration through advanced APIs, the insight of data-driven business processes and the agility of a cloud-native environment.

www.sapiens.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief of Marketing, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com